UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.      Name of issuer or person filing (“Filer”):

MAG SILVER CORP.

B.    (1) This is [check one]:

☐	an original filing for the Filer.

☒	an amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.    Identify the filing in conjunction with which this form is being filed:

Name of registrant:	MAG SILVER CORP.

Form type:	Form 40-F.
This amended Form F-X is being filed solely to update the Registrant’s prior filing on Form F-X due to a change in the Registrant’s Agent for Service of Process.

File number (if known):	001-33574

Filed by:	MAG SILVER CORP.

Date filed (if filed concurrently, so indicate):	March 31, 2014 (concurrently with Form 40-F)

D.      The Filer is incorporated or organized under the laws of British Columbia and has its principal place of business at:

#770-800 West Pender Street
Vancouver, British Columbia, V6C 2V6 Canada
Telephone: (604) 630-1399

E.      The Filer designates and appoints Puglisi & Associates  (the “Agent”), located at:

850 Library Avenue, Suite 204
Newark, Delaware 19711
Telephone: (302) 738-6680

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)       any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)      any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.      Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.      The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, this 31st day of March, 2014.

Filer:  MAG SILVER CORP.

By:	/s/ Jody Harris
Name: Jody L. Harris
Title: Corporate Secretary

This statement has been signed by the following person in the capacity indicated on March 31, 2014.

PUGLISI & ASSOCIATES
as Agent for Service of Process for
MAG SILVER CORP.

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director